Filed Pursuant to Rule 424(b)(5)

Registration No. 333-249267

PROSPECTUS SUPPLEMENT

(To Prospectus Dated October 13, 2020)

Up to $2,000,000

Common Stock

SINTX Technologies, Inc. previously entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Maxim Group LLC, or Maxim, relating to the sale of our common stock, par value $0.01 per share, pursuant to which we may offer and sell shares of our common stock having an aggregate offering price of up to $15 million from time to time through Maxim acting as agent. As of April 26, 2022, we have not sold any shares of our common stock under the Equity Distribution Agreement pursuant to our prospectus dated October 13, 2020, as supplemented on February 26, 2021 (the “Prospectus”), which leaves $15,000,000 of common stock available under the Equity Distribution Agreement. This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Prospectus form a part. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is approximately $15.4 million, which was calculated based on approximately 24,679,012 shares of our outstanding common stock held by non-affiliates on April 26, 2022 at a price of $0.6247 per share, the closing price of our common stock on April 14, 2022. During the 12 calendar months prior to, and including, the date of this prospectus supplement, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3. As a result of the limitations of General Instruction I.B.6, and in accordance with the terms of the sales agreement, we are registering the offer and sale of shares of our common stock having an aggregate offering price of up to $2 million from time to time through Maxim.

Our common stock is traded on The NASDAQ Capital Market under the symbol “SINT.” On April 26, 2022, the last reported sale price of our common stock was $0.4999 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-5 of the prospectus supplement dated February 26, 2021, page 5 of the accompanying prospectus and under similar headings in the documents incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the prospectus supplement dated February 26, 2021, or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Maxim Group LLC

The date of this prospectus supplement is April 27, 2022.